NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the holders of common shares ("Shareholders") of Vizsla Silver Corp. ("Vizsla" or the "Company") will be held at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, via teleconference on Tuesday, June 15, 2021 at 10:00 a.m. (PST). Shareholders will not be able to attend the Meeting in person.

To participate or submit questions during the Meeting, please refer to the following dial-in instructions:

Ready-Access Number: 1-888-345-2160

Secondary Number: 1-416-620-2160

7-Digit Access Code: 8181630

At the Meeting, Shareholders will be asked to consider the following matters:

1. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule A to the Circular for a statutory arrangement (the "Arrangement") under Part 9, Division 5 of the Business Corporations Act (British Columbia) which involves, among other things, the distribution of common shares of Vizsla Copper Corp. ("SpinCo") to shareholders of the Company on the basis of one SpinCo common share for each three common shares of the Company (each common share, a "Vizsla Share") held on the effective date of the Arrangement.

2. Subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve a stock option plan for SpinCo, similar to the existing plan of Vizsla, as more fully described in the Circular.

3. To consider any permitted amendment to or variation of any matter identified in this notice, and to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The specific details of these matters to be put before the Meeting are set forth in the Management Information Circular (the "Circular") accompanying this notice. Copies of the Arrangement Resolution (including plan of arrangement), the interim order and notice of hearing of petition are attached to the Circular as Schedules A, D and E, respectively. The Board of Directors of the Company has approved the contents of the Circular and the distribution of the Circular to Shareholders. All Shareholders are reminded to review the Circular before voting. Registered Shareholders have a right of dissent in respect of the proposed Arrangement and to be paid the fair value of their Vizsla Shares. The dissent rights are described in the accompanying Circular and are attached as Schedule F to the Circular. Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

You have the right to vote if you were a Shareholder of the Company at the close of business on May 17, 2021, the record date set by the Board of Directors of the Company for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Registered holders of Vizsla Shares who wish to ensure their securities will be voted at the Meeting are requested to date, complete and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in this Circular. To be effective, proxies must be received before 10:00 a.m. (PST) on June 11, 2021 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

Shareholders who do not hold Vizsla Shares in their own name must follow the instructions set out in the voting instruction form or the form of proxy provided to the beneficial shareholder by its intermediary, and in the Circular to ensure their Vizsla Shares will be voted at the Meeting. If Vizsla Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder's name on the records of Vizsla.

Due to COVID-19 restrictions, all shareholders are to send in their proxy using the below methods and attend the meeting via conference call as provided on page 4 of this Circular.

To be effective, the enclosed Proxy Instrument must be returned to the Company's transfer agent, Computershare Investor Services Inc., ("Computershare"):

(a) by mail using the enclosed return envelope;

(b) by internet as described on the enclosed proxy; or

(c) by registered mail, by hand or by courier delivery to Computershare Investor Services Inc., 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1

All instructions are listed on the enclosed Proxy Instrument. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (PST) on June 11, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia or Ontario) before the beginning of any adjournment to the Meeting.

If you are a non-registered beneficial shareholder, a voting information form (also known as a VIF), instead of a Proxy Instrument, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares.

DATED at Vancouver, British Columbia, on May 14, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

"Craig Parry"

Craig Parry

Chairman